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                           August 4, 2021

       Daniel Lewis
       Chief Executive Officer and President
       MoSys, Inc.
       2309 Bering Drive
       San Jose, CA 95131

                                                        Re: MoSys, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 2,
2021
                                                            File No. 333-258386

       Dear Mr. Lewis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Angelini at 202-551-3047 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Blake Baron